Exhibit 99.3

ANNUAL GENERAL MEETING

The Notice of the Annual General Meeting of the Company, which has been convened for Thursday, 19 May 2005 at 2.15 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is set out on pages 2 to 4 of this booklet.

Only the holders of ordinary shares of the Company are entitled to attend and vote at the Annual General Meeting. Other persons to whom this booklet is sent should regard it as for information only.

Cadbury Schweppes plc
25 Berkeley Square
London W1J 6HB  United Kingdom
Tel +44 (0)20 7409 1313
Fax +44 (0)20 7830 5200
www.cadburyschweppes.com

From the Chairman, John Sunderland

11 April 2005

Dear Shareowner

Annual General Meeting
The Annual General Meeting of the Company will be held on Thursday, 19 May 2005 at 2.15 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting is set out in Appendix 1. In addition to the Resolutions concerning the audited Financial Statements, the final dividend, the Report on Directors’ Remuneration, the re-appointment of Directors and the re-appointment and remuneration of Auditors, there are three further Resolutions. Explanatory Notes for Resolutions 3 to 12 are set out in Appendix 2.

Recommendation
Your Directors believe that the proposed Resolutions are in the best interests of the Company and its shareowners and unanimously recommend that you vote in favour of them.

Meeting Venue
The meeting venue will be open to shareowners from 1.15 pm. Cloakrooms are available on the ground floor. Tea, coffee, hot chocolate and soft drinks will be available until 2.00 pm in the Pickwick Suite on the first floor, accessible by lifts. Soft drinks will be available in the Pickwick Suite at the conclusion of the Meeting.

The Meeting will be held in the Churchill Room on the ground floor of The Queen Elizabeth II Conference Centre. A hearing loop is available. If any shareowner with a disability has a query regarding attendance at the Meeting, please contact Group Secretariat at the above address or telephone 020 7830 5178 by Wednesday, 18 May 2005.

Travel
The nearest Underground stations to The Queen Elizabeth II Conference Centre are Westminster, which is served by the Jubilee, District and Circle lines and St James’s Park, which is on the District and Circle lines. A number of bus services stop in the vicinity of The Queen Elizabeth II Conference Centre, including numbers 11 (Victoria – Liverpool Street), 24 (Victoria – Camden) and 211 (Victoria – Waterloo Station).

I do hope that you will be able to attend the Meeting.

Yours faithfully

John Sunderland

Working together to create brands people love

Registered in England no. 52457. Registered office 25 Berkeley Square, London W1J 6HB

Appendix 1
Notice of Meeting

Notice is hereby given that the Annual General Meeting of Cadbury Schweppes Public Limited Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday, 19 May 2005 at 2.15 pm for the following purposes:

To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

1.	That the Financial Statements for the 53 weeks ended 2 January 2005, and the Reports of the Directors and Auditors be and are received.

2.	That the recommended Final Dividend of 8.70 pence per ordinary share be and is declared payable on27 May 2005, to holders of ordinary shares registered at the close of business on 29 April 2005.

3.	That the Report on Directors’ Remuneration contained in the Report and Accounts be and is approved.

4.	That Wolfgang Berndt, a Director retiring by rotation, be and is re-appointed a Director of the Company.

5.	That Bob Stack, a Director, retiring by rotation, be and is re-appointed a Director of the Company.

6.	That Rosemary Thorne, a Director who was appointed by the Board since the last Annual General Meeting, be and is re-appointed a Director of the Company.

7.	That Baroness Wilcox, a Director retiring by rotation, be and is re-appointed a Director of the Company.

8.	That the Auditors, Deloitte & Touche LLP be and are re-appointed to hold office until the conclusion of the next General Meeting at which accounts are laid before the Company.

9.	That the Directors be and are authorised to determine the remuneration of the Auditors.

10.	That the Directors be and are hereby authorised generally and unconditionally to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to a maximum aggregate nominal amount of £85.68 million, at any time or times before the conclusion of the next Annual General Meeting (unless previously revoked or varied by the Company in general meeting), and such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.

To consider and, if thought fit, to pass resolutions 11 and 12 as Special Resolutions:

11.	That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 10 and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985, as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

	(i)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares or other equity securities (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and

	(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £12.98 million;

and shall expire at the conclusion of the next Annual General Meeting save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.

12.	That the Company be and is hereby generally authorised pursuant to and in accordance with Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of its own ordinary shares upon and subject to the following conditions:

	(i)	the maximum number of such ordinary shares in the Company hereby authorised to be acquired is that number of ordinary shares which has a total nominal value of £25.96 million;

	(ii)	the minimum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to the nominal value of each such ordinary share;

	(iii)	the maximum price, exclusive of expenses, which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

	(iv)	the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting; and

	(v)	the Company may enter into a contract or contracts for the purchase of such ordinary shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.

By Order of the Board

MAC Clark
Secretary

25 Berkeley Square
London W1J 6HB

11 April 2005

Notes to the Notice of Meeting

Registered shareowners
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareowners registered in the register of members of the Company as at 6.00 pm on Tuesday, 17 May 2005 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after 6.00 pm on Tuesday, 17 May 2005 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Proxies
A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a member of the Company. Any instrument appointing a proxy must be received at the Registrar’s office not less than 48 hours before the time appointed for holding the Meeting.

On the enclosed proxy form there is a printed unique Shareowner Reference Number ‘SRN’ and Shareowner Personal Identification Number ‘PIN’ for those shareowners not already registered to receive E-communications.

To complete and lodge a proxy form, a shareowner can either:

1.	Complete the enclosed proxy form and return it in the reply paid envelope provided; or

2.	Log onto the Registrar’s website, www.computershare.com/uk/cad/proxy, enter their unique ShareownerReference Number ‘SRN’ and Shareowner Personal Identification Number ‘PIN’ and follow the on-line instructions; or

3.	If a member of CREST, use the CREST electronic proxy appointment service, full details of which may be found on the proxy form.

A shareowner who returns a completed proxy form, or registers a proxy form on-line or by using the CREST electronic proxy appointment service may, if they so choose, still attend the Meeting and vote in person.

Voting at the Meeting
All resolutions will be voted on by taking a poll. If you wish to attend and vote at the Meeting, please ensure that you bring your attendance pass and poll card, which are on the reverse of the covering letter attached to the proxy form, enclosed with this document.

Documents available for inspection
Copies of the service contracts of Directors with the Company or any of its subsidiaries and the register of Directors’ interests will be available for inspection at the Registered Office during normal business hours on weekdays (public holidays excepted) from the date of this Notice until Wednesday, 18 May 2005. On the day of the Meeting, they will be available at The Queen Elizabeth II Conference Centre from one hour prior to, and until the conclusion of, the Meeting. A copy of the full Report & Accounts and Form 20-F for the year ended 2 January 2005 (which includes the Report on Directors’ Remuneration referred to in Resolution 3) is also available on-line at www.cadburyschweppes.com.

Security
For security reasons, all hand baggage may be subject to examination. Please note that mobile phones, laptop computers, tape recorders, cameras and similar such equipment may not be brought into the Annual General Meeting. Briefcases, umbrellas and other bulky items should be deposited in the cloakroom.

First Aid
In the event that this is required, a member of staff should be contacted for assistance.

Emergency precautions
Any fire warning or other emergency will be accompanied by an announcement. The venue has a number of clearly marked emergency exits which should remain unobstructed at all times.

     Appendix 2
Explanatory Notes

Report on Directors’ Remuneration
Resolution 3
The Report on Directors’ Remuneration has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors’ remuneration. As required by the Regulations, an ordinary resolution to approve the report will be proposed at the Meeting. The report is summarised on pages 41 to 43 of the Annual Review and Summary Financial Statement 2004 and is set out in full on pages 33 to 48 of the Report & Accounts and Form 20-F 2004. The Report & Accounts and Form 20-F 2004 may be viewed on and/or downloaded from the Company’s website, www.cadburyschweppes.com.

Directors
Resolutions 4, 5, 6 and 7
Biographical details of the Directors seeking re-appointment are given on pages 38 and 39 of the Annual Review and Summary Financial Statement 2004 and pages 20 and 21 of the Report & Accounts and Form 20-F 2004.

At a meeting of the Board of Directors held in February 2005, the Board members undertook a rigorous performance evaluation and review of the individual Directors who are retiring by rotation at the Annual General Meeting and seeking re-election. The development plans for the Board are reviewed annually and the proposed re-appointment of the Directors listed below is consistent with the Board's policy on its development. Each Director concerned continues to be an important member of the Board and has demonstrated his or her continuing commitment to the role.

Wolfgang Berndt, aged 62, will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. He is a member of the Audit Committee and the Corporate and Social Responsibility Committee. His broad range of executive and operational experience, gained in over 20 years as a leader in the fast moving consumer goods industry, enables him to contribute significantly to the Board.

Bob Stack, aged 54, will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. His extensive human resources experience, culminating with his appointment as Chief Human Resources Officer, enables him to define, develop and manage the implementation of the Group's human resources strategy, which forms a key part of the Group's overall development.

Rosemary Thorne, aged 53, having been appointed a Non-Executive Director in September 2004, will retire at the Annual General Meeting in accordance with Article 89 of the Articles of Association and is seeking re-appointment. She is a member of the Audit and Remuneration Committees. She brings a wealth of experience and expertise to the Board in the areas of financial reporting and corporate governance, gained from her current role as Group Finance Director for Bradford & Bingley plc and from her membership of both the Financial Reporting Council and Financial Reporting Review Panel.

Baroness Wilcox, aged 64, will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. She is Chairman of the Corporate and Social Responsibility Committee. Her breadth of experience as a retail entrepreneur with consumer groups, and as a working peer in the House of Lords, allows her to contribute extensively to the Board on commercial, people and CSR matters.

Auditors
Resolutions 8 and 9
The Resolution to re-appoint the Auditors, Deloitte & Touche LLP, and the Resolution to authorise the Directors to determine the remuneration of the Auditors, will be proposed as Ordinary Resolutions.

Renewal of Directors’ powers to allot shares
Resolutions 10 and 11
The Companies Act 1985 prevents Directors from allotting unissued shares without the authority of shareowners in general meeting. The Company’s Articles of Association permit the Directors to allot unissued shares but this power is subject to renewal by the shareowners. Resolution 10 permits the Directors to issue relevant securities up to an aggregate nominal amount of £85.68 million (approximately 33% of the issued ordinary share capital as at 11 March 2005, being a date not more than one month prior to this Notice) and Resolution 11 allows Directors to disapply shareowner pre-emption rights over the allotment of certain shares for cash and/or the sale of shares out of treasury, as these rights create certain technical difficulties, particularly with regard to overseas shareowners. In addition, Resolution 11 gives the Directors power to make issues for cash on a non pre-emptive basis up to an aggregate nominal amount of £12.98 million (approximately 5% of the issued ordinary share capital as at 11 March 2005, being a date not more than one month prior to this Notice).

Except for the issue of shares pursuant to the various employee share schemes, and any share dividend alternatives, the Directors do not presently intend to allot any unissued shares.

The authority given in these Resolutions will expire at the conclusion of the Annual General Meeting to be held in 2006.

Similar resolutions have been approved by shareowners at each Annual General Meeting since 1982.

Purchase of own shares
Resolution 12
The Directors are seeking to renew the general authority from shareowners to permit the Company to purchase its own ordinary shares by market purchases, not exceeding approximately 10% of the Company’s issued share capital as at 11 March 2005.

The Directors have no current intention of exercising the authority to make market purchases of ordinary shares but wish to have the flexibility to act quickly if they consider such purchases to be desirable and if they believe that such purchases would increase earnings per share and would be for the benefit of shareowners generally.

The total number of options over ordinary shares of 12.5 pence outstanding as at 11 March 2005 was 124,859,718. This represents 6.01% of the issued share capital of the Company as at that date and would represent 6.65% of the reduced issued share capital, assuming the Company’s authority to purchase its own ordinary shares was used in full.

The Directors may consider that any shares so acquired be held in treasury for possible future resale rather than immediately cancelled. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 require the Company to disclose details of the number of shares held in, cancelled, sold or transferred out of treasury and extend statutory pre-emption rights to sales for cash of treasury shares.

The Listing Rules of the Financial Services Authority provide a prohibition on the sale or transfer of shares out of treasury during a close period or when the Company is in possession of unpublished price sensitive information. The Listing Rules also require the disclosure of sales and transfers of shares into and out of treasury and place a limit on the discount to market price at which shares can be sold out of treasury for cash, non pre-emptively. Furthermore, whilst shares are held in treasury, no dividends will be paid on the shares and no voting rights will attach to them.

The Directors consider that, should the Company exercise its authority to make market purchases of ordinary shares, the holding of shares in treasury would provide advantage to the Company through the opportunity to re-sell shares out of treasury, should the need arise, both quickly and cost effectively and in order to provide additional flexibility in the management of its capital base. The Directors confirm that any subsequent re-sale of shares out of treasury to satisfy the requirements of the Company’s share-based incentive schemes would be made within the overall 10% and 5% equity dilution limits for such schemes for so long as that is required by the guidelines of the Association of British Insurers.

The authority given in this Resolution will expire at the conclusion of the Annual General Meeting to be held in 2006. A similar resolution has been approved by shareowners at each Annual General Meeting since 1998.